ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199 WWW.ROPESGRAY.COM

July 9, 2014	Adam M. Schlichtmann
617-951-7114
617-235-7346 fax
adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	State Street Institutional Investment Trust (the “Trust”) (Registration Nos. 333-30810 and 811-09819)

Post Effective Amendment Number 48 to the Trust’s Registration Statement on Form N-1A Filed on April 25, 2014, Pursuant to Rule 485(a) under the Securities Act of 1933, as Amended

Ladies and Gentlemen:

This letter provides the Trust’s response to comments on the above-referenced amendment to the Registration Statement of the Trust, relating to the State Street Strategic Real Return Fund, State Street Target Retirement 2015 Fund, State Street Target Retirement 2020 Fund, State Street Target Retirement 2025 Fund, State Street Target Retirement 2030 Fund, State Street Target Retirement 2035 Fund, State Street Target Retirement 2040 Fund, State Street Target Retirement 2045 Fund, State Street Target Retirement 2050 Fund, State Street Target Retirement 2050 Fund, State Street Target 2055 Fund, State Street Target Retirement 2060 Fund, State Street Target Retirement Fund, State Street Strategic Real Return Portfolio, State Street Equity 500 Index II Portfolio, State Street Aggregate Bond Index Portfolio and State Street Global Equity ex-U.S. Index Portfolio (each a “Fund” and together, the “Funds”), each a series of the Trust, that Ms. Stephanie Hui provided by telephone to Adam Schlichtmann on June 12, 2014. Ms. Stephanie Hui also provided comments to the State Street Global Managed Volatility Fund, State Street Opportunistic Emerging Markets Fund and State Street Small Cap Emerging Markets Equity Fund by telephone to Adam Schlichtmann on June 12, 2014. The Trust’s response to those comments was submitted via Edgar correspondence on June 26, 2014. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

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Prospectus Comments

1.	Please confirm that the fee waiver disclosed below the Annual Fund Operating Expenses table will be in effect for not less than one year from the effective date of the Fund’s registration statement.

Response: The Trust confirms that the fee waiver will be in effect for not less than one year and has revised the disclosure to that effect.

2.	In the Example section for each Fund, please confirm that the example is based on Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement for the first year and on Total Annual Fund Operating Expenses for the remaining years.

Response: The Example is based on Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement for the duration of the contractual commitment to limit operating expenses and on Total Annual Fund Operating Expenses for the remaining periods on the basis of Instruction 4(a) to Item 3 of Form N-1A.

3.	For each Fund that invests in emerging markets as a principal investment strategy, please add a definition of emerging markets.

Response: Each Fund that has an investment policy limiting its ability to invest in emerging market securities or requiring it to invest a minimum amount of its assets in emerging market securities, discloses a definition of emerging markets. The Funds that do not have either of those types of policies and are permitted invest in emerging market securities do not believe that adding a definition of what is considered to be an emerging market would enhance investor understanding of a Fund’s investment strategy.

4.	In the State Street Strategic Real Return Fund’s Principal Investment Strategies, please provide more explicit disclosure about the Fund’s master-feeder structure. Please confirm whether all of the investments are made at the master fund level and, if so, please provide the appropriate disclosure.

Response: The requested change has been made.

5.	In the Principal Investment Strategies, the State Street Strategic Real Return Fund and the State Street Strategic Real Return Portfolio disclose that the Portfolio may invest in a Cayman Island wholly owned subsidiary. In this connection, please address the following:

a.	Please disclose whether the subsidiary and the State Street Strategic Real Return Portfolio comply on an aggregate basis with the provision of the 1940 Act with respect to investment policies, capital structure and leverage;

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Response: The Portfolio confirms that the Portfolio and the subsidiary intend to meet the requirements of the 1940 Act cited above on a consolidated basis.

b.	Please state supplementally whether the subsidiary’s investment advisory agreement complies with the requirements under the 1940 Act and whether such contract will be filed by the State Street Strategic Real Return Portfolio as an exhibit to the registration statement as a contract that is material to the Portfolio;

Response: The subsidiary’s investment advisory agreement complies with the requirements under the 1940 Act. The Portfolio intends to file the subsidiary’s investment advisory agreement as an exhibit to the Portfolio’s registration statement.

c.	Please state supplementally whether the subsidiary will comply with the affiliated transaction and custody provisions of the 1940 Act and please identify the subsidiary’s custodian;

Response: The Portfolio confirms that the Portfolio and the subsidiary intend to meet the requirements of the 1940 Act cited above on a consolidated basis. The custodian of the subsidiary is currently expected to be State Street Bank and Trust Company, but if a different custodian is used by the subsidiary, the subsidiary would select one that it believes satisfies the requirements of the 1940 Act.

d.	Please state supplementally whether the Portfolio has received a private letter ruling from the IRS that the subsidiary’s undistributed income is qualifying income for the Portfolio, and if not, the basis for determining that undistributed income is qualifying income for the Portfolio;

Response: The subsidiary currently intends timely to repatriate its earnings and profits as a means of enabling the Portfolio to satisfy the qualifying income requirement. The Portfolio has not sought a private letter ruling from the IRS.

e.	Please confirm that the financial statements of the subsidiary will be consolidated with those of the Portfolio;

Response: The Portfolio confirms that the subsidiary’s financial statements will be consolidated with the Portfolio’s financial statements.

f.	Please confirm that the subsidiary’s fees and expenses are disclosed in the Fund’s and Portfolio’s fee tables;

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Response: The Fund and the Portfolio each confirms that the subsidiary’s fees and expenses are reflected in the Fund’s/Portfolio’s fee and expense table.

g.	Please confirm subsidiary has agreed to designate an agent for service of process in the United States;

Response: The Portfolio confirms that the subsidiary will designate an agent for service of process in the United States.

h.	Please confirm that the Subsidiary will comply with the books and records requirements of the 1940 Act and will consent to inspection by the staff of the SEC;

Response: The Portfolio confirms that the subsidiary intends to meet the requirements of the 1940 Act cited above. The Portfolio confirms that the subsidiary will agree to inspection of the subsidiary’s books and records by the staff of the Securities and Exchange Commission.

i.	Please confirm that the subsidiary’s board of directors will be signatories to the Portfolio’s registration statement.

Response: The Portfolio will in the future seek to have the directors of the subsidiary sign the signature page of the Portfolio’s registration statement if and to the extent required at the time under applicable law.

6.	Under Principal Risks, the State Street Strategic Real Return Fund includes “Emerging Markets Risk” and “Lower-Rated Securities Risk.” There is no corresponding disclosure regarding emerging markets and lower-rated securities in the Fund’s principal investment strategy disclosure.

Response: Disclosure regarding the Fund’s investment exposure to emerging markets has been added to the principal investment strategy section. The Fund has removed “Lower-Rated Securities Risk” as a principal risk of the Fund.

7.	If any of the Funds intend to invest more than 25% of its total assets in the sovereign debt securities of a single country, please disclose this investment in the principal investment strategies section of the Prospectus.

Response: The Funds do not currently intend to invest more than 25% of its total assets in the sovereign debt securities of a single country, not including “government securities” under the 1940 Act.

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8.	In the Principal Investment Strategies section for the Target Date Funds, please disclose the current allocations to each Underlying Fund near the glidepath disclosure.

Response: The requested change has been made.

9.	The SEC’s staff’s position is that derivatives can be counted for purposes of compliance with the Fund’s 80% policy, but for this purpose their values must based on the mark-to-market value of the derivatives, not the notional value of derivatives. This comment applies to all Funds in the Prospectus.

Response: For purposes of determining compliance with a policy adopted in accordance with Rule 35d-1 under the 1940 Act (a “35d-1 Policy”), a Fund may account for a derivative position by reference to its market value or notional value. A Fund may use a derivative contract’s notional value when it determines that notional value is an appropriate measure of the Fund’s exposure to investments that are consistent with its 35d-1 Policy.

10.	For the State Street Strategic Real Return Portfolio, State Street Equity Index II Portfolio, State Street Global Equity ex-U.S. Portfolio and State Street Aggregate Bond Index Portfolio, the disclosure in the first footnote to the Annual Fund Operating Expenses table and the lead-in language to the table are redundant. Either one is fine, but both are not necessary.

Response: The Registrant has deleted the language in the footnote and has retained the language in the lead-in to the table.

11.	Please state supplementally whether clients investing in the State Street Strategic Real Return Portfolio, State Street Equity Index II Portfolio, State Street Global Equity ex-U.S. Portfolio and State Street Aggregate Bond Index Portfolio that are paying advisory fees directly to the Adviser will be exclusively mutual funds or other types of investors.

Response: As discussed with the Staff on the phone, the Registrant confirms that some of the other fee-paying investors that invest in the Portfolios will not be registered investment companies.

Statements of Additional Information Comment

12.	Please describe, where appropriate, the means through which the Funds will segregate assets and whether the notional value or market to market values of derivatives will be segregated, either by adding general disclosure regarding the Funds’ practices or adding disclosure about segregation in each place that a derivative instrument is discussed.

Response: The requested change has been made.

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The Trust acknowledges the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Securities and Exchange Commission (“SEC”) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Corporation may not assert SEC Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann